June 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Joseph Cascarano and Robert Littlepage

Re: Liberty Global Ltd. (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
Form 8-K Filed May 1, 2024
File No: 001-35961
Dear Mr. Cascarano:
We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated May 9, 2024 to our Executive Vice President and Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Form 10-K filed for the year ended December 31, 2023 and the Company’s Form 8-K filed May 1, 2024. To facilitate your review, we have repeated each of your comments followed immediately by our response to that particular comment.

RESPONSES TO STAFF COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2023
Note 19. Segment Reporting, page II-116
1.We note that Central and Other is not listed as a reportable segment, rather it is defined as a category and appears to include intercompany and corporate functions as well as a business unit. As such, please tell us your consideration of the guidance in ASC 280-10-50-1 through 50-5 for the identification of your operating segments and/or reportable segments. Please note that if your Central and Other category is presented under ASC 280-10-50-15, it does not represent a reportable segment and should be excluded from the reportable segment total.
RESPONSE:
With respect to the Staff’s comment regarding the presentation of Central and Other, we advise the Staff that because our internal management reporting, and the way our chief operating decision maker (CODM) regularly reviews the results of our business in order to make decisions about allocating resources and assessing performance, separately includes the results of Sunrise, Telenet, VM Ireland, Central and Other, the VMO2 JV and the VodafoneZiggo JV, our reportable segments must reflect the same presentation. These reportable segments each have discrete financial information and either exceed the required quantitative thresholds or provide information we believe is separately useful to our investors. Our internal management reporting also separately reports the results of our Slovakian business, however due to its immateriality (less than 0.75% of each of revenue and Adjusted EBITDA) we simply include such amounts in our Central and Other segment.

Central and Other meets the criteria to be identified as a reportable segment included in paragraph 280-10-50-1 through 50-5, including engaging in business activities from which it recognizes third-party and related-party revenues and expenses related to services provided for network operations, technology, marketing, facilities, finance and sales of customer premises equipment and related support, all as described in the notes to our consolidated financial statements. Our strategy is to continue to commercialize these activities at scale to third parties, including entities we may spin-off in the future. Since the nature of the revenue generating activities of our fixed and mobile converged businesses differs from the nature of revenue generating activities within Central, we used different terminology to describe Central and Other. In light of the Staff’s comment, we believe this has caused confusion with the technical wording in ASC 280 with respect to a reportable segment versus an “all other” category, as defined by ASC 280. As such, prospectively, we will clearly indicate Central and Other is a reportable segment and group Central and Other in the same section as all other reportable segments. (See below for our proposed clarifying presentation).

As of June 30, 2024, our reportable segments are as follows:
Consolidated:
•Sunrise
•Telenet
•VM Ireland
•Central and Other

Nonconsolidated:
•VMO2 JV
•VodafoneZiggo JV

2.We note the presentation of Total Adjusted EBITDA in the reconciliation on page II-119 does not appear to comply with ASC 280-10-50-30(b) as the inclusion of Adjusted EBITDA for Central and Other in the total does not appear to represent the total of the reportable segments’ measure of profit or loss. As such, Total Adjusted EBITDA would represent a non-GAAP measure which is specifically prohibited in your financial statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of your reportable segments’ measure of profit or loss should be reconciled to consolidated net income/(loss) before income taxes. Accordingly, please revise your presentation of your reportable segments’ measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). To this end, please reverse the order of the reconciliation such that you start with the total of your segment measure of profit or loss and reconcile to consolidated net income on a pre-tax basis.
RESPONSE:
With respect to the Staff’s comment regarding the presentation of Total Adjusted EBITDA, we advise the Staff that because our internal management reporting, and therefore the way our CODM regularly reviews the results of our business in order to make decisions about allocating resources and assessing performance, includes Central and Other, our total segment Adjusted EBITDA appropriately represents the total of the segments as reported internally and viewed by management in compliance with ASC 280-10-50-30(b). We believe we have complied with the segment disclosure requirements under Regulation S-K and ASC 280 in providing the required material disclosures for Central and Other. Further, we believe that in light of the reconciliation requirements and the net economics on the results of our consolidated businesses, it would be misleading not to include the immaterial eliminations in our presentation of total segment Adjusted EBITDA. That is, our internal management reporting only includes total segment Adjusted EBITDA post-eliminations. Thus, we interpreted the provisions of ASC 280-10-50-30(b) and ASC 280-10-50-22 to require disclosure of the total segment Adjusted EBITDA including eliminations, as that is the measure that our CODM reviews to assess performance. Additionally, we believe that having symmetry between the total segment Adjusted EBITDA in our financial statements and consolidated Adjusted EBITDA in our MD&A is consistent with how our business is evaluated by our CODM, as well as our analysts, and thus avoids investor confusion. Given we do not internally evaluate or report a total segment Adjusted EBITDA measure pre-eliminations, we interpreted the guidance under ASC 280 in such a manner that we should include these eliminations in our total segment Adjusted EBITDA measure, as showing a total amount pre-elimination introduces a measure we do not report or use internally. As indicated in our response to question 1, we advise the Staff that on a prospective basis we will more clearly label Central and Other as one of our reportable segments.

With respect to the Staff’s comment regarding the presentation of the reconciliation of Total Adjusted EBITDA to net income on a pre-tax basis, we advise the Staff that we will prospectively revise the reconciliation and reverse the order of the reconciliation to start with the total of the segment performance measure and reconcile to consolidated net income on a pre-tax basis.

Form 8-K filed May 1, 2024
Exhibit 99.1
Glossary, page 21
3.We refer to your measure of Adjusted EBITDA less P&E additions. It is not clear to us how this measure provides any meaningful information for your investors. Please explain and tell us how you considered Question 100.01 and 100.04 of the non-GAAP Compliance and Disclosure Interpretations.

RESPONSE:
With respect to the Staff’s comment regarding our measure of Adjusted EBITDA less P&E additions, we advise the Staff that we believe this measure provides meaningful information to our investors because it provides (i) a transparent view of Adjusted EBITDA that remains after deducting our capital spend, which we believe is important to take into account when evaluating the overall performance of our business given the magnitude and recurring nature of our capital intensive business, and (ii) a comparable view of our performance relative to our peers that use the same or similar measure. Our internal management reporting includes Adjusted EBITDA less P&E additions measures for all our reportable segments and is used by our CODM and our board to (i) determine, in part, compensation of our employees, and (ii) assist in evaluating M&A transactions (we use multiples of Adjusted EBITDA less P&E additions in both determining acquisition and disposition valuations of businesses). Further, our analysts use this measure to evaluate our performance and that of our peers.

Our measure of Adjusted EBITDA less P&E additions does not exclude any normal, recurring, cash operating expenses necessary to operate our business and as such we believe our measure does not violate the principles in Question 100.01 of the non-GAAP Compliance and Disclosure Interpretations, but rather includes such recurring operating expenses within our Adjusted EBITDA measure, from which we further deduct the as reported property and equipment additions (P&E additions) necessary to operate our business. We are not changing the pattern or recognition of these expenses as required by GAAP in any way and therefore we do not believe we are violating the principles in Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations. We believe our approach is (i) transparent and well understood by our investors and analysts, (ii) is consistent with similar measures used by, and allows for comparability to, our peers, and (iii) provides important information to our investors with respect to the amount of Adjusted EBITDA that remains after deducting our as reported capital spend and therefore does not result in misleading information or an individually tailored accounting measure that violates the principles in Questions 100.01 and 100.04 of the non-GAAP Compliance and Disclosure Interpretations. As such, we believe reporting this measure to readers is essential to providing them with key information in the way we evaluate our business.

4.We refer to your measure of Distributable Cash Flow. We note that the measure adjusts for “Other affiliate dividends” which “are funded by activities outside of their normal course of operations.” As it appears this adjustment may have the effect of changing recognition and measurement principles required to be applied under GAAP, please explain in detail the nature of and reasons for this adjustment and why it does not result in the presentation of an individually tailored measure pursuant to Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations.
RESPONSE:
With respect to the Staff’s comment regarding our measure of Distributable Cash Flow, we advise the staff that we have not tailored our metric in such a way to change the pattern of recognition or measurement principles required to be applied in accordance with GAAP and therefore are not violating the principles in Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations. Under U.S. GAAP, distributions from affiliates are accounted for either as returns on capital when they are principally funded through cash generated in the normal course of operations (distributions are reflected as a cash flow from operating activity in the statement of cash flows) or as returns of capital when they are funded by cash generated outside the normal course of operations, for example, distributions funded by a recapitalization activity of the affiliate (distributions are reflected as a cash flow from investing activities in the statement of cash flows), each fundamentally based on their underlying nature. Our Distributable Cash Flow metric includes both of these actual cash returns by simply adding return of capital distributions, as reported separately within our cash flows from investing activities section of our statement of cash flows, to our Adjusted Free Cash Flow measure to provide the reader with a clear understanding of the total amount of distributions received from our affiliates. We believe our approach is (i) transparent and well understood by our investors and analysts, (ii) provides important information to our investors with respect to total amount of distributions received from our affiliates, and (iii) provides important information to our investors with respect to total cash available to service debt and fund new investment opportunities. We believe our approach does not result in a tailored measure that violates the principles of Question 100.04 of the Compliance and Disclosure Interpretations.

If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.

Sincerely,
/s/ Charles H.R. Bracken
Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:    Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Michael T. Kelly, KPMG LLP

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